Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2013	For the Twelve Months Ended December 31, 2012	For the Six Months Ended June 30, 2012
Earnings
Net Income for Common Stock	$430	$1,014	$436
Preferred Stock Dividend	—	3	3
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	209	529	209

Pre-Tax Income	$639	$1,546	$648
Add: Fixed Charges*	279	573	287
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$918	$2,119	$935

* Fixed Charges
Interest on Long-term Debt	$248	$ 508	$256
Amortization of Debt Discount, Premium and Expense	8	17	10
Interest Capitalized	—	—	—
Other Interest	11	22	10
Interest Component of Rentals	12	26	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$279	$ 573	$287

Ratio of Earnings to Fixed Charges	3.3	3.7	3.3